Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballantyne of Omaha, Inc.:

        We consent to the use of our report dated March 5, 2004, with respect to the consolidated balance sheets of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, incorporated herein by reference. Our report refers to the Company's adoption of the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as of January 1, 2002.

/s/ KPMG LLP

Omaha, Nebraska
June 21, 2004